[AKIN GUMP LETTERHEAD]

                                                                    AFSHIN HAKIM
                                                   310.728.3289/fax: 31.728.2389
                                                                 ahakim@akingump



September 22, 2004


VIA EDGAR AND OVERNIGHT DELIVERY

Jay S. Mumford, Esq.
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549-0306

Re:  Universal Detection Technology
     Registration Statement on Form SB-2 filed August 2, 2004 File No.
     333-117859

Dear Mr. Mumford:

     On behalf of Universal Detection Technology, a California corporation, we hereby respond to the comment letter of the Securities and Exchange Commission dated August 26, 2004. In our letter, we refer to Universal Detection Technology as the "COMPANY," to Amendment No. 1 to the Registration Statement as the "REGISTRATION STATEMENT," to the Securities and Exchange Commission as the "COMMISSION," to the Staff of the Securities and Exchange Commission as the "STAFF," and to the Securities Act of 1933, as amended, as the "ACT." Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter. The references to page numbers of the Registration Statement are references to the pages of the marked version of the Registration Statement, a copy of which we have enclosed.


GENERAL

1. UPDATE THE DISCLOSURE THROUGHOUT THE FILING THROUGH FISCAL QUARTER ENDED JUNE 30, 2004.

     The Company has complied with the Staff's comment.

2. WE SEE THAT YOU FILED RESTATED FINANCIAL STATEMENTS ON A FORM 8-K. THE RESTATED FINANCIAL STATEMENTS SHOULD BE FILED IN AN AMENDMENT TO THE 2003 FORM 10-KSB. PLEASE FILE AN APPROPRIATE AMENDMENT. WHAT ABOUT THE FORM 10-Q FOR THE MARCH 2004 QUARTER? IF RESTATED, IT APPEARS THAT A 10-QSB/A IS NECESSARY.

     Concurrently with the filing of the Registration Statement, the Company is filing an amendment to its Form 10-KSB for the fiscal year ended December 31, 2003, and an amendment to its Form 10-QSB for the fiscal quarter ended March 31, 2004, reflecting the restated financial statements.

3. IT APPEARS TO THE STAFF THAT AS A RESULT OF THE SALE OF DASIBI IN MARCH 2002 THE COMPANY REENTERED THE DEVELOPMENT STAGE AND BECAME SUBJECT TO THE DISCLOSURE REQUIREMENTS OF FAS 7. REVISE OR EXPLAIN SUPPLEMENTALLY WHY UNIVERSAL DETECTION IS NOT A DEVELOPMENT STAGE ENTERPRISE.

     The Company does not believe that it has reentered the development stage. Paragraph 8 of FAS 7 states that "AN ENTERPRISE WILL BE CONSIDERED TO BE IN THE DEVELOPMENT STAGE IF IT IS DEVOTING SUBSTANTIALLY ALL OF ITS EFFORTS TO ESTABLISHING A NEW BUSINESS." No efforts currently are being directed to establishing a new business. The Company continues to be in essentially the same business (air monitoring equipment) despite the sale of its wholly owned subsidiary, Dasibi Environmental Corp., and currently is devoting its research and development efforts to modifying the same machine previously produced by Dasibi. The Company has been in the air monitoring equipment business since 1973.

4. WE NOTE YOUR REFERENCE TO RULE 416 IN FOOTNOTE (2) TO THE FEE TABLE. PLEASE SUPPLEMENTALLY PROVIDE US WITH A COPY OF THE ANTI-DILUTION LANGUAGE FROM THE WARRANTS; WE NOTE YOU HAVE NOT FILED THESE AS EXHIBITS. PLEASE NOTE THAT RULE 416 DOES NOT PERMIT YOU TO REGISTER AN INDETERMINATE NUMBER OF ADDITIONAL SHARES THAT MAY BECOME ISSUABLE UPON EXERCISE OF THE WARRANTS OR CONVERSION OF THE PROMISSORY NOTES AS A RESULT OF AN ADJUSTMENT TO THE EXERCISE PRICE. YOU MUST REGISTER THE MAXIMUM NUMBER OF SHARES THAT YOU BELIEVE YOU MAY ISSUE UPON SUCH EXERCISE OR CONVERSION, BASED ON A GOOD-FAITH ESTIMATE, AND IF THE ACTUAL NUMBER OF SHARES TO BE ISSUED IS GREATER THAN THE ESTIMATE, YOU MUST FILE A NEW REGISTRATION STATEMENT TO REGISTER THE ADDITIONAL SHARES. PLEASE REVISE FOOTNOTE (2) ACCORDINGLY AND MODIFY THE NUMBER OF SHARES BEING REGISTERED AS APPROPRIATE. FOR GUIDANCE, WE REFER YOU TO INTERPRETATION ITEM 3 S OF THE SECURITIES ACT RULES SET FORTH IN THE MARCH 1999 SUPPLEMENT TO OUR MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS AVAILABLE ON OUR WEBSITE AT www.sec.gov.

     As discussed during our call with you on September 2, 2004, the warrants provide only for standard anti-dilution adjustments and do not provide for other adjustments to the exercise price. Accordingly, we believe footnote (1) to the Calculation Fee Table on the cover page of the initial Registration Statement complies with Rule 416 of the Act.

     The Company has filed the form of warrants as Exhibit Nos. 10.10 and 10.11 to the Registration Statement.

5. WE NOTE THAT YOUR REPRESENTATIVE WARRANTS ARE EXERCISABLE WITHIN ONE YEAR. IT APPEARS THAT THE SHARES UNDERLYING THE WARRANTS WILL BE OFFERED ON A CONTINUOUS AND DELAYED BASIS. IF THIS IS THE CASE, PLEASE SUPPLEMENTALLY TELL US YOUR PLANS FOR UPDATING THE PROSPECTUS AFTER COMPLETION OF THE OFFERING.

     The Company supplementally provides that it has agreed with the selling stockholders named in the Registration Statement to maintain the Registration Statement effective until the

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


earlier of (i) the date that the selling stockholders may sell all of the securities covered by the Registration Statement pursuant to Rule 144 (or successor thereto) promulgated under the Act, (ii) two years from the effective date of a Registration Statement, or (iii) the date on which the selling stockholders shall have sold all the securities covered by the Registration Statement.

     The Company acknowledges its obligations under the federal securities laws with respect to maintaining the effectiveness of the Registration Statement, and specifically notes the guidance expressed by the Staff in Release No. 33-6423. The Company confirms to the Staff that it will comply with these requirements.

6. IT DOES NOT APPEAR THAT YOU ARE ELIGIBLE TO USE FORM SB-2, FORM 10-KSB AND FORM 10-QSB IN LIGHT OF YOUR PUBLIC FLOAT. PLEASE PROVIDE A DETAILED LEGAL ANALYSIS OF SUCH ELIGIBILITY.

     The Company respectfully disagrees with the Staff's comment. Form SB-2 refers to Rule 405 of the Act to define a "small business issuer."1 Rule 405 provides that an entity is not a small business issuer if it has a public float (the aggregate market value of the outstanding voting and non-voting common equity held by non-affiliates) of $25,000,000 or more. Rule 405 also states that the public float of a reporting company shall be computed by use of the price at which the stock was last sold, or the average of the bid and asked prices of such stock, on a date within 60 days prior to the end of its most recent fiscal year.

     The Company had 35,002,197 shares of common stock outstanding (including shares held by affiliates) as of December 31, 2003, its most recent fiscal year end. The closing sales price of the Company's common stock was $0.60 on December 26, 2003, which is within 60 days of the Company's most recent fiscal year. Accordingly, the Company's public float was $21,001,318, calculated by multiplying the sales price of $0.60 on December 26, 2003, by 35,002,197 shares of common stock outstanding as of December 31, 2003.

     The Company also meets the criteria for being a "small business issuer" for purposes of filing its reports under the Exchange Act of 1934. The Note to Item 10(a)(1) of Regulation SB makes clear that the calculation of public float, as demonstrated above under Item 10, is the same as under Rule 405. Thus, the Company's public float for fiscal 2003 was $21,001,318. We note that Item 10(a)(2)(iii) of Regulation S-B provides that, once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float at the end of two consecutive years. Accordingly, the Company has not yet met the criteria for exiting the small business disclosure system and, thus, remains a small business issuer for purposes of filing its reports under the Exchange Act of 1934. Moreover, Item 10(a)(2)(i) states that "[a] company that meets the definition of small business issuer may use Form SB-2 for registration of its securities under the Securities Act."


-------------
1 Because the Staff's comment addresses solely the public float criteria, we do not provided an analysis with respect to the other criteria of a "small business issuer," which the Company believes it meets.

PROSPECTUS SUMMARY

7. PLEASE DISCLOSE THE STATUS OF DEVELOPMENT OF YOUR ANTHRAX SMOKE DETECTOR. HAVE YOU SOLD ANY OF THEM TO CUSTOMERS? IT APPEARS YOU HAVE DEVELOPED A "COMMERCIAL" PROTOTYPE. EXPLAIN WHAT THAT MEANS.

     The Company has complied with the Staff's comment. Please refer to page 1 of the Registration Statement.

8. IT APPEARS THAT YOUR AGREEMENT WITH CALIFORNIA INSTITUTE OF TECHNOLOGY EXPIRED ON SEPTEMBER 28, 2003. IF SUCH AGREEMENT WAS EXTENDED, WHY DID YOU NOT FILE SUCH EXTENSION AS AN EXHIBIT? DID JPL "DEVELOP ITS PROPRIETARY BACTERIAL SPORE DETECTION TECHNOLOGY FOR INTEGRATION" INTO YOUR PRODUCT, AS YOU STATE? PLEASE SUPPLEMENTALLY SHOW US DOCUMENTATION OF JPL'S SPECIFIC TASK ON DEVELOPING THIS TECHNOLOGY.

     The Company has revised its disclosure in response to the Staff's comment. Please refer to page 1 of the Registration Statement. The Technology Affiliates Agreement with Jet Propulsion Laboratory, a division of the California Institute of Technology, under which JPL developed its proprietary bacterial spore detection technology and integrated it into the Company's product, expired pursuant to its terms on September 28, 2003. The parties orally have amended the agreement to provide that JPL will continue to work on the project until it uses all of the funds the Company previously provided under the Affiliates Agreement, and if the project is not complete at that time, the parties will enter into a written agreement pursuant to which the Company will transfer additional funds to JPL. To date, approximately $30,000 of the funds remain unused. The Company is informed by representatives of JPL that it does not expect to require additional funds to complete the project. A copy of the Technology Affiliates Agreement, which discloses JPL's task on developing this technology was filed as
Exhibit 10.3 to the Annual Report on Form 10-KSB for the year ended December 31, 2002.

9. IF YOUR AGREEMENT IS STILL IN PLACE, WHEN YOU DESCRIBE THE AGREEMENT, PLEASE DISCLOSE HOW MUCH YOU HAVE PAID CALTECH UNDER THIS AGREEMENT AND ANY OTHER AGREEMENTS WITH THEM.

     The Company has complied with the Staff's comment. Please refer to page 1 of the Registration Statement.

10. BRIEFLY DISCUSS YOUR RELATIONSHIP WITH CALIFORNIA INSTITUTE OF TECHNOLOGY. ALSO DESCRIBE HOW CIT AND JPL ARE AFFILIATED.

     The Company has complied with the Staff's comment. Please refer to page 1 of the Registration Statement.

11. PLEASE EXPLAIN WHAT A NITRIC OXIDE MACHINE IS AND ITS APPLICATION TO THE MEDICAL DIAGNOSTIC MARKET. DO YOU HAVE ANY APPLICATIONS IN DEVELOPMENT? IF NOT, PLEASE DISCLOSE THAT FACT IN THE FIRST SENTENCE OF THE PARAGRAPH.

     The Company has not pursued, and has determined not to pursue, any potential opportunities with respect to the nitric oxide machine in the foreseeable future. Accordingly, the

Company does not believe it is relevant or meaningful to discuss this machine in the Registration Statement and has eliminated its disclosure in this regard in the Registration Statement. Please refer to page 1 of the Registration Statement.

12. WE NOTE THE DISCLOSURE REGARDING THE LOGAN RESEARCH PROJECT. HOW FAR DID THE PROJECT GET? WHAT BENEFITS DID YOU OBTAIN FROM THE PROJECT? WHY DID IT LACK FUNDING? WAS THAT YOUR DECISION? WERE YOU PAYING FOR THE PROJECT IN ANY WAY?

     Please refer to the Company's response to Comment No. 11.

13. PLEASE INCLUDE IN THE SUMMARY A DESCRIPTION OF YOUR REVENUES AND LOSSES FOR THE PAST THREE YEARS AND THE CURRENT AMOUNT OF YOUR DEFAULT ON DEBT OBLIGATIONS.

     The Company has complied with the Staff's comment. Please refer to page 2 of the Registration Statement.

RISK FACTORS - PAGE 2

OUR INDEPENDENT AUDITORS REPORT EXPRESSES DOUBT - PAGE 2

14. THE HEADING OF THIS RISK FACTOR DOES NOT MATCH THE INFORMATION INCLUDED IN THE RISK FACTOR. PLEASE REVISE THE HEADING OF THIS RISK FACTOR TO DISCLOSE YOUR DEFAULT ON DEBT, AND POTENTIAL BANKRUPTCY THAT YOU DESCRIBE IN THE BODY OF THE RISK FACTOR.

     The Company has complied with the Staff's comment. Please refer to page 3 of the Registration Statement.

15. EXPLAIN WHY YOU DO NOT INTEND TO REPAY DEBT WITH THE PROCEEDS OF THE PRIVATE PLACEMENT AND THE NATURE OF THE RESTRICTIONS PLACED ON THE USE OF PROCEEDS. ALSO EXPLAIN HOW THE PROCEEDS WILL BE USED.

     The Company has complied with the Staff's comment. Please refer to page 3 of the Registration Statement.

16. PLEASE CREATE A SEPARATE RISK FACTOR FOR THE DISCUSSION OF YOUR AUDITORS GOING CONCERN LANGUAGE IN THEIR OPINION. PLEASE EXPLAIN HOW THIS OPINION COULD AFFECT YOUR ABILITY TO COMPLETE FUTURE FINANCINGS.

     The Company has complied with the Staff's comment. Please refer to page 3 of the Registration Statement.

WE HAVE A HISTORY OF LOSSES - PAGE 2

17. PLEASE INCLUDE IN THIS RISK FACTOR A DESCRIPTION OF YOUR LACK OF REVENUES FOR THE PAST THREE YEARS.

     The Company has complied with the Staff's comment. Please refer to page 4 of the Registration Statement.

18. INCLUDE A SEPARATE RISK FACTOR ADDRESSING AND QUANTIFYING THE AMOUNTS YOU PAID IN 2003 AND 2004 IN CONSULTING FEES, AND EXPLAIN THE TYPES OF SERVICES YOU RECEIVED IN RETURN AND THE NUMBER OF CONSULTANTS.

     The Company has complied with the Staff's comment. Please refer to page 6 of the Registration Statement.

19. INCLUDE A SEPARATE RISK FACTOR DISCLOSING THE EXTENT OF RELATED PARTY TRANSACTIONS YOU HAVE ENTERED INTO AND AMOUNTS PAID IN 2003 AND 2004. ALSO DISCLOSE THE AMOUNT OF CASH AND STOCK COMPENSATION MR. TIZABI HAS RECEIVED TO DATE.

     The Company has complied with the Staff's comment. Please refer to pages 6-7 of the Registration Statement.

WE MAY NEED ADDITIONAL CAPITAL TO FUND OUR RESEARCH AND DEVELOPMENT - PAGE 2

20. REVISE TO QUANTIFY THE AMOUNTS SPENT ON RESEARCH AND DEVELOPMENT IN 2003 AND 2004, AND CLARIFY THAT A FAR GREATER AMOUNT OF YOUR EXPENSES RELATES TO COMPENSATION AND CONSULTING FEES YOU PAY FOR CAPITAL-RAISING EFFORTS. REVISE THE CAPTION TO DISCLOSE THIS FACT.

     The Company has further considered this risk factor, and does not believe that it will require substantially more cash to fund its research and development expenses. Under its Technology Affiliates Program, JPL expects to complete the development of the technology for amounts previously paid by the Company. Consequently, the Company has deleted this risk factor. As noted in response to Comment No. 18, the Company has added a risk factor regarding its payments to consultants, which we believe addresses the Staff's comment.

21. YOU STATE YOU HAVE ENOUGH CAPITAL FOR THE NEXT 12 MONTHS, BUT IF YOU "ARE UNABLE TO MEET OUR GOALS AS SCHEDULED, WE MAY NEED TO RAISE ADDITIONAL CAPITAL." PLEASE INCLUDE A DISCUSSION OF THE IMPACT OF THE $1.8 MILLION IN DEBT THAT IS DUE IN THE NEXT 12 MONTHS ON YOUR ANALYSIS OF SUFFICIENT CAPITAL. ALSO, IT DOES NOT APPEAR, BASED ON THE DISCLOSURE ON PAGE 7, YOU WILL HAVE COMMERCIALIZED PRODUCTS UNTIL OVER 24 MONTHS FROM NOW. HOW WILL YOU BE ABLE TO FUND YOUR BUSINESS IF YOUR GOALS ARE MET WITHOUT ADDITIONAL CAPITAL IN THE NEXT 12-24 MONTHS? PLEASE ADVISE US OR REVISE YOUR DISCLOSURE.

     The Company has complied with the Staff's comment. Please refer to pages 3-4 of the Registration Statement.

OUR RELIANCE ON THIRD PARTIES FOR RESEARCH - PAGE 3

22. THIS RISK APPEARS TO ADDRESS GENERIC RISKS IN OUTSOURCING RESEARCH AND DEVELOPMENT. PLEASE REVISE TO DISCUSS YOUR SPECIFIC RESEARCH RELATIONSHIPS.

     The Company has complied with the Staff's comment. Please refer to page 4 of the Registration Statement.

OUR PRODUCTS MAY NOT BE COMMERCIALLY ACCEPTED - PAGE 3

23. PLEASE REVISE THIS RISK TO DESCRIBE SPECIFIC RISK YOUR PRODUCTS FACE. YOU SHOULD INCLUDE RISKS IN EACH OF THE STAGES OF BRINGING YOUR PRODUCT TO MARKET, INCLUDING MANUFACTURING, DISTRIBUTION AND SALES, AMONG OTHERS.

     The Company has complied with the Staff's comment. The Company retained this risk factor and added a new risk factor entitled "MANAGEMENT HAS NO EXPERIENCE IN PRODUCT MANUFACTURING, MARKETING, SALES, OR DISTRIBUTION. WE MAY NOT BE ABLE TO MANUFACTURE OUR ANTHRAX SMOKE DETECTOR IN SUFFICIENT QUANTITIES AT AN ACCEPTABLE COST, OR IN A TIMELY FASHION, AND MAY NOT BE ABLE TO MARKET AND DISTRIBUTE IT EFFECTIVELY, EACH OF WHICH COULD HARM OUR FUTURE PROSPECTS." Please refer to pages 4-5 of the Registration Statement.

THE MARKET FOR OUR PLANNED PRODUCT IS RAPIDLY CHANGING - PAGE 3

24. PLEASE REVISE THIS GENERIC RISK FACTOR TO ADDRESS SPECIFIC RISKS IN MARKETS YOU SEEK TO ENTER.

     The Company has complied with the Staff's comment. Please refer to pages 5-6 of the Registration Statement.

OUR COMMON SHARES HAVE BEEN DELISTED - PAGE 3

25. PLEASE DISCLOSE THE REASONS FOR YOUR DELISTING FROM THE NASDAQ SMALLCAP MARKET.

     The Company was delisted in 2002 for not meeting the minimum bid price requirement of the NASDAQ SmallCap Market. As discussed with you on September 2, 2004, the Company believes that the risk associated at this time with trading on the Over The Counter Bulletin Board, rather than the NASDAQ SmallCap Market, is the increased difficulty in raising capital. Accordingly, the Company has deleted this risk factor and incorporated the additional risk associated with financings in the risk factor entitled "WE ARE IN DEFAULT OF SOME OF OUR DEBT. OUR FAILURE TIMELY TO PAY OUR INDEBTEDNESS MAY REQUIRES US TO CONSIDER STEPS THAT WOULD PROTECT OUR ASSETS AGAINST OUR CREDITORS." Please refer to page 3 of the Registration Statement.

OUR OUTSTANDING OPTIONS AND WARRANTS - PAGE 3

26. PLEASE PROVIDE SOME DETAIL ABOUT THE WEIGHTED AVERAGE EXERCISE PRICES OF YOUR OPTIONS AND WARRANTS AND THE EXTENT TO WHICH SHAREHOLDERS WILL BE DILUTED.

     The Company has complied with the Staff's comment. Please refer to page 6 of the Registration Statement.

WE HAVE LIMITED PROTECTION OF INTELLECTUAL PROPERTY - PAGE 4

27. PLEASE EXPLAIN THE SIGNIFICANCE TO INVESTORS THAT THE U.S. GOVERNMENT HAS A NON-EXCLUSIVE, NON-TRANSFERABLE, IRREVOCABLE LICENSE TO PRACTICE ANY INVENTION COVERED BY YOUR AGREEMENT WITH JPL. CAN THEY CREATE PRODUCTS USING THIS TECHNOLOGY? CAN THEY LICENSE IT TO YOUR COMPETITORS?

     The Company has complied with the Staff's comment. Please refer to page 8 of the Registration Statement.

OUR STOCK PRICE IS VOLATILE - PAGE 4

28. PLEASE INCLUDE IN THIS RISK FACTOR, OR A SEPARATE RISK FACTOR, THE IMPACT OF ISSUING 15,600,000 SHARES ON THE MARKET, WHEN YOU CURRENTLY HAVE APPROXIMATELY 39,501,132 SHARES OUTSTANDING.

     The Company notes the Staff's comment. Of the 15,600,000 shares cited by the Staff, 6,000,000 were issued in the private placement completed in July 2004, and consequently these 6,000,000 shares currently are (and as of the date of filing the initial registration statement with Commission were) outstanding. There remain 9,600,000 shares underlying warrants that were issued to the selling stockholders. The Company has modified its existing risk factor entitled "SHARES ISSUED UPON THE EXERCISE OF OUR OUTSTANDING OPTIONS AND WARRANTS MAY DILUTE YOUR STOCK HOLDINGS AND ADVERSELY AFFECT OUR STOCK PRICE" to disclose the impact of issuing shares of common stock upon conversion or exercise of its derivative securities. Please refer to page 6 of the Registration Statement.

OTHER RISKS

29. PLEASE ADD OR EXPAND THE APPROPRIATE RISK FACTORS TO HIGHLIGHT THE LACK OF SUCCESS OF YOUR PREVIOUS PLANNED PRODUCTS AND THE DELAYS IN YOUR PENDING PRODUCTS.

     The Company notes the Staff's comment. As noted in response to Comment No. 11, the Company has removed all disclosure regarding products other than the Anthrax Smoke Detector. In fact, the prior air monitoring products of the Company did achieve limited success, and historically the Company made sales of these products. The Company's revenues for fiscal 2001 and 2000 were $2,393,681 and $3,636,622, respectively.

     In September 2001, the Company retained entirely new management. At that same time, the members of the Board of Directors resigned and new members were appointed. In the first quarter of 2002, management recommended to the Board, and the Board approved a change to the strategic direction of the Company. In March 2002, the Company sold its sole operating subsidiary and commenced development of the Anthrax Smoke Detector.

     In light of the new management, new Board of Directors, new strategic direction, and the fact that to date, the Company has not experienced any significant delays in development of the Anthrax Smoke Detector, the Company does not believe that prior product development delays is relevant to the development of the Anthrax Smoke Detector.

30. PLEASE ADD A RISK FACTOR DISCUSSING ANY REGULATORY APPROVALS YOU MAY NEED, IF MATERIAL.

     The Company notes the Staff's Comment. The Company does not believe that any regulatory approvals are required in order to sell the Anthrax Smoke Detector.

31. ARE THERE ENVIRONMENTAL OR HAZARDOUS MATERIALS USE RISKS THAT YOU FACE, ESPECIALLY IN WORKING WITH ANTHRAX OR RELATED BIOHAZARDS?

     The Company does not believe it faces any environmental or hazardous materials use risks in connection with the development of its device. With respect to the testing of the device, neither the Company nor JPL will use Anthrax, but rather will use benign bacterial spores that have properties similar to Anthrax.

PLAN OF OPERATION - PAGE 7

32. PLEASE REVISE THE OVERVIEW PARAGRAPH TO CONFORM TO THE CHANGES SUGGESTED TO THE SUMMARY SECTION.

     The Company has complied with the Staff's comment. Please refer to pages 11-12 of the Registration Statement.

33. WE ASSUME THE REFERENCE TO ENGAGE IN SIMULATED TEST WITH PARTICLES HAVING ANTHRAX-LIKE PROPERTIES IN THE NEXT 2004 QUARTER REFERS TO THE THIRD QUARTER, HAVE THESE TESTS ACTUALLY BEGUN? IS COMPLETION OF THIS PHASE REQUIRED PRIOR TO COMMENCEMENT OF THE NEXT PHASE TO BE PERFORMED BY JPL AND RUTGERS UNIVERSITY, OR CAN THEY BE PERFORMED SIMULTANEOUSLY? WHAT ARRANGEMENTS HAS RUTGERS UNIVERSITY MADE IN SELECTING A SITE TO TEST THE PRODUCT UNDER A REAL-TIME ENVIRONMENT? WHAT IS THE PROJECTED TIMING FOR THESE EVENTS, DOES MANAGEMENT EXPECT THESE TESTS TO BE COMPLETED DURING FISCAL 2004? THE PLAN OF OPERATION NEEDS TO BE UPDATED TO CURRENT STATUS WITH SPECIFIC DETAILS AND REASONABLE ESTIMATES TO BRING YOUR PRODUCT TO A VIABLE MARKETABLE STAGE.

     The Company has complied with the Staff's comment. Please refer to pages 11-12 of the Registration Statement.

34. PLEASE DESCRIBE IN DETAIL YOUR AGREEMENT WITH RUTGERS UNIVERSITY. WHY HAVE YOU NOT FILED SUCH AGREEMENT AS AN EXHIBIT?

     The Company has complied with the Staff's comment. Please refer to page 12 of the Registration Statement. There is no written agreement at this date with Rutgers University.

35. WHAT PARTICLES WITH SIMILAR ANTHRAX LIKE PROPERTIES WILL YOU BE UTILIZING? WILL THESE BE AS GOOD AT DETECTING ANTHRAX, OR WILL YOU HAVE TO RE-TEST USING ANTHRAX?

     The Company will be using benign bacterial spores for testing purposes, which it believes will be as effective as Anthrax spores for purposes of detecting an increase in spore count concentration levels. The Anthrax Smoke Detector is designed to continuously monitor the air and measure the concentration of airborne bacterial spores every 15 minutes. Under normal circumstances, there is a baseline concentration level of bacterial spores in the environment. JPL's detection technology is designed to sound an alarm only when it detects a significant increase in the spore count. By using benign bacterial spores, the Company will be able to test the conditions under which an increase in concentration of airborne bacterial spores will trigger the alarm of the Anthrax Smoke Detector. Because, an increase in the spore concentration levels is indicative of a potential presence of Anthrax, the tests results can be used to extrapolate similar results if Anthrax spores were used.

36. PLEASE IDENTIFY THE THIRD PARTY MANUFACTURER YOU DESCRIBE IN THE FIFTH PARAGRAPH ON PAGE 7.

     The Company has complied with the Staff's comment. Please refer to page 11 of the Registration Statement.

37. IN ORDER TO PROVIDE INVESTORS WITH AN UNDERSTANDING OF YOUR BUSINESS OPERATIONS, EXPAND THIS SECTION TO DISCUSS IN REASONABLE DETAIL THE SIGNIFICANT AMOUNTS SPEND ON SG&A EXPENSES AND MARKETING. SINCE YOU HAVE NO COMMERCIAL PRODUCT, EXPLAIN WHAT TYPE OF MARKETING YOU ARE DOING. TO THE EXTENT THESE AMOUNTS WERE PAID TO AFFILIATES, IDENTIFY THE AFFILIATES AND QUANTIFY THE AMOUNTS PAID TO THEM. TO THE EXTENT THEY WERE PAID TO CONSULTANTS, EXPLAIN THE SERVICES YOU RECEIVED AND THE NUMBER OF INDIVIDUALS WHO WERE COMPENSATED. WE NOTE THE FINANCIAL STATEMENT FOOTNOTE 8 ON PAGE F-L 8. ALSO DISCUSS THE ABSENCE OF R&D EXPENSES FOR THE SIX MONTHS ENDED JUNE 30, 2004, WHICH APPEARS INCONSISTENT WITH YOUR OTHER DISCLOSURE. WE MAY HAVE FURTHER COMMENTS.

     The Company has complied with the Staff's comment. Please refer to page 12 of the Registration Statement.

LIQUIDITY AND CAPITAL RESOURCES - PAGE 7

38. EXPLAIN IN MORE DETAIL WHY YOU ARE PRECLUDED FROM PAYING YOUR DEBTS WITH THE OFFERING PROCEEDS.

     The Company has complied with the Staff's comment. Please refer to page 13 of the Registration Statement.

39. PLEASE DISCLOSE MORE INFORMATION ABOUT YOUR DEBT FINANCING, INCLUDING TERMS, PARTIES, RATES AND WHEN SUCH AMOUNTS BECOME DUE.

     The Company has complied with the Staff's comment. Please refer to pages 13-14 of the Registration Statement.

BUSINESS - PAGE 9

40. DISCLOSE WHETHER THE COMMERCIAL PROTOTYPE YOU DISPLAYED WAS A FUNCTIONING PROTOTYPE. WE NOTE YOU COMPLETED THE SOFTWARE COMPONENT AFTER THE UNVEILING OF THE PROTOTYPE. DISCLOSE WHETHER THIS COMPONENT IS ESSENTIAL TO THE PRODUCT.

     The Company has complied with the Staff's comment. Please refer to page 16 of the Registration Statement. The Company supplementally notes that its prototype was a functioning prototype that operated on external software. Since the unveiling, the Company has completed an internal software component for the product.


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


OUR SOLUTION - PAGE 11

41. EXPLAIN WHAT TECHNOLOGICAL DEVELOPMENTS ARE NEEDED IN THE FIELD IN ORDER FOR YOUR PRODUCT TO WORK AS EXPECTED. WILL YOU OR OTHERS BE DEVELOPING SUCH TECHNOLOGY?

     The Company does not believe any technological developments are needed in the filed in order for its product to work as expected. The Company has modified its disclosure to confirm that the Anthrax Smoke Detector can operate as a stand alone detection device. Please refer to page 18 of the Registration Statement.

SCIENTIFIC ADVISORY BOARD - PAGE 12

42. EXPLAIN HOW THE EXPERTISE OF THESE INDIVIDUALS RELATES TO THE ANTHRAX SMOKE DETECTOR TECHNOLOGY. IF THEY HAVE NO RELEVANT EXPERTISE IN THAT AREA, SAY SO.

     The Company has complied with the Staff's comment. Please refer to pages 19-20 of the Registration Statement.

43. PLEASE CLARIFY THE ROLE AND STATUS OF YOUR SCIENTIFIC ADVISORY BOARD, ESPECIALLY TO DISTINGUISH IT FROM THE BOARD OF DIRECTORS. PLEASE DISCLOSE THAT THE BOARD HAS TWO MEMBERS, RATHER THAN DESCRIBING IT AS A GROUP. DISCLOSE WHETHER THESE MEMBERS ARE COMPENSATED FOR THEIR ADVISORY SERVICES AND, IF SO, DISCLOSE AMOUNTS PAID TO THEM.

     The Company has complied with the Staff's comment. Please refer to page 20 of the Registration Statement.

44. PLEASE PROVIDE US WITH SUPPLEMENTAL SUPPORT FOR THE DISCLOSURE THAT DR. MAKOWKA IS "RECOGNIZED AS ONE OF THE WORLD'S LEADING AUTHORITIES IN HEPATIC SCIENCE."

     The Company supplementally provides a summary of Dr. Makowka's experience and accreditations.

45. PLEASE PROVIDE US WITH SUPPLEMENTAL SUPPORT FOR THE DISCLOSURE THAT DR. IGNARRO IS "ONE OF THE LEADING RESEARCHERS ON NITRIC OXIDE AND ITS EFFECTS."

     The Company supplementally provides a summary of Dr. Ignarro's CURRICULUM VITAE.

46. IF YOU RELY ON CONSULTANTS WITH SCIENTIFIC EXPERTISE IN THE TECHNOLOGY THAT RELATES TO THE ANTHRAX SMOKE DETECTOR, EXPAND TO IDENTIFY THEM AND DISCLOSE HOW THEY ARE COMPENSATED. WE NOTE THE LACK OF RELEVANT EXPERTISE OF YOUR NAMED EXECUTIVE OFFICERS.

     The Company does not rely on consultants in connection with the development of the technology for the Anthrax Smoke Detector. This technology is developed by JPL under our Technology Affiliates Agreement.

PROPERTIES - PAGE 14

47. IS THERE ANY WRITTEN AGREEMENT REGARDING THE OFFICE SPACE YOU USE? HOW LARGE IS THE AREA YOU UTILIZE?

     The Company has revised its disclosure in response to the Staff's comment. Please refer to page 22 of the Registration Statement.

LEGAL PROCEEDINGS

48.  IF YOU ARE INVOLVED IN ANY LEGAL PROCEEDINGS REQUIRED TO BE DISCLOSED UNDER
     ITEM 103 OF REGULATION S-B, PLEASE EXPAND THE DISCLOSURE. WE NOTE LITIGATION DISCLOSED IN YOUR 10-KSB.

     The Company is not involved in any legal proceedings that are required to be disclosed under Item 103 of Regulation S-B. The legal proceedings disclosed in the Company's Annual Report on form 10-KSB for the year ended December 31, 2003, have been resolved and dismissed.

DIRECTORS AND EXECUTIVE OFFICERS - PAGE 15

49.  EXPAND TO STATE WHETHER MR. TIZABI WORKS FULL TIME FOR THE REGISTRANT.

     The Company has complied with the Staff's comment. Please refer to page 23 of the Registration Statement.

SUMMARY COMPENSATION TABLE - PAGE 16

50. REVISE THE FOOTNOTE TO CLARIFY. EXPLAIN WHAT AMOUNT HE "WAIVED" AND WHETHER THE WAIVER WAS PERMANENT. WE NOTE THE DISCLOSURE IN NOTE 10 TO THE FINANCIAL STATEMENTS WHICH STATES THAT "FUTURE MINIMUM SALARY PAYABLE TO THE OFFICER IS $1,250,000." DEFERRED AMOUNTS SHOULD BE INCLUDED IN THE TABLE.

     The Company has complied with the Staff's comment. Please refer to page 24 of the Registration Statement.

51. EXPLAIN WHY THE BOARD APPROVED A BONUS OF $416,667 FOR MR. TIZABI. WE NOTE THAT THE BONUS PLAN IS "BASED ON ANNUAL PERFORMANCE STANDARDS TO BE ESTABLISHED." HAVE THE STANDARDS BEEN ESTABLISHED? IF SO, DISCLOSE THEM AND EXPLAIN HOW MR. TIZABI MET THEM. WE ALSO NOTE THAT THE EMPLOYMENT AGREEMENT INCLUDES PERQUISITES THAT ARE NOT LISTED IN THE TABLE OR DISCLOSED ON PAGE
     17. EXPAND TO DISCLOSE THE DOLLAR VALUE PAID TO HIM FOR THESE FOR EACH PERIOD LISTED, AND EXPAND THE DISCLOSURE ON PAGE 17 TO DESCRIBE THEM.

     The Company has complied with the Staff's comment. Please refer to page 24 of the Registration Statement.

52.  EXPLAIN THE REASON FOR THE ISSUANCE OF 6.8 MILLION SHARES TO MR. TIZABI.

     The Company has complied with the Staff's comment. Please refer to page 24 of the Registration Statement.

STOCK INCENTIVE PLANS - PAGE 17

53. EXPAND TO DISCUSS THE MATERIAL TERMS OF THE STOCK INCENTIVE PLANS, INCLUDING THE NUMBER OF SHARES RESERVED FOR ISSUANCE AND THE NUMBER ISSUED TO DATE.

     The Company has complied with the Staff's comment. Please refer to page 26 of the Registration Statement.

PRINCIPAL STOCKHOLDERS - PACE 19

54. PLEASE EXPLAIN THE ABSENCE OF DANIEL GREENSPUN, WHO WAS IDENTIFIED AT A 5.2% OWNER OF YOUR COMMON STOCK IN YOUR MOST RECENT 10-KSB.

     As of March 31, 2004, the date the Company filed its Annual Report on Form 10-KSB, Daniel Greenspun beneficially owned 2,044,455 shares of the Company common stock and the Company had 39,518,382 shares of common stock outstanding, making Mr. Greenspun a 5.2% owner. As of the date of the filing of the initial registration statement, the Company had 46,983,084 shares of common stock outstanding. Consequently, Mr. Greenspun's ownership percentage was decreased to 4.4%. Because of the increase in the number of outstanding shares of the Company's common stock since the filing of the Company's 10-KSB, Mr. Greenspun no longer meets the 5% threshold and thus was not included in the principal stockholders' table.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - PAGE 25

55. PLEASE RELOCATE THIS SECTION SO THAT IT PRECEDES "SELLING SHAREHOLDERS," WHICH BEGINS ON PAGE 19.

     The Company has complied with the Staff's comment. Please refer to pages 27-28 of the Registration Statement.

56. PLEASE DISCLOSE WHETHER YOU BELIEVE THE AMOUNT PAID TO ASTOR CAPITAL FOR RENT APPROXIMATES MARKET RATES FOR THE SPACE RENTED. HAVE THERE BEEN PAYMENTS IN OTHER YEARS?

     The Company has complied with the Staff's comment. Please refer to pages 27-28 of the Registration Statement. The Company has not made payments to Astor for office space in any years other than fiscal 2003 and 2004.

57. QUANTIFY THE AMOUNTS PAID TO ASTOR CAPITAL DURING 2003 AND 2004 TO DATE FOR ALL FEES, SERVICES AND OTHER PURPOSES.

     During the six months ended June 30, 2004, and the year ended December 31, 2003, the Company paid Astor Capital approximately $236,000 and $378,000, respectively, in related expenses. The Company has modified this section of the Registration Statement to reflect all of the amounts paid to Astor since fiscal 2002. Please refer to pages 27-28 of the Registration Statement.

58. SUPPLEMENTALLY ADVISE WHO HELD THE WARRANTS THAT WERE REPRICED IN 2003. IF THEY WERE HELD BY AFFILIATES, DISCUSS HERE. IF THEY WERE HELD BY MR. TIZABI OR HIS AFFILIATES, ALSO DISCUSS IN THE COMPENSATION SECTION OF THE FILING.

     The Company has enclosed a supplementary schedule detailing the persons who held the warrants that were repriced in 2003. None were held by Mr. Tizabi or his affiliates.

FINANCIAL STATEMENTS

GENERAL

59. PLEASE PROVIDE UPDATED FINANCIAL STATEMENTS AS REQUIRED BY ITEM 310(G) OF REGULATION S-B.

     The Company has complied with the Staff's comment. Please refer to pages F-1 through F-29 of the Registration Statement.

60. ENSURE THE REVISED FILING INCLUDES THE FINANCIAL STATEMENTS WITHIN "THE PROSPECTS [SIC] PROPOSED BY THIS SB-2 REGISTRATION STATEMENT". IT APPEARS THE CURRENT FILING INCLUDES THE FINANCIAL STATEMENTS PAST THE FINAL PAGE OF THE "PROSPECTS"[SIC].

     The Company has complied with the Staff's comment. Please refer to pages F-1 through F-29 of the Registration Statement.

INDEPENDENT AUDITORS' REPORT - PAGE F-2

61. WHEN PUBLISHED FINANCIAL STATEMENTS HAVE BEEN RESTATED, THE INDIVIDUAL RESTATED FINANCIAL STATEMENTS SHOULD BE LABELED "RESTATED." PLEASE REVISE.

     The Company has complied with the Staff's comment. Please refer to pages F-3 through F-8 of the Registration Statement.

BALANCE SHEET - PAGE F-3

62. SUPPLEMENTALLY SHOW US THE COMPONENTS OF PREPAID EXPENSES AS OF EACH BALANCE SHEET DATE. QUANTIFY SIGNIFICANT AMOUNTS AND UNLESS APPARENT, DESCRIBE THE BASES FOR SIGNIFICANT ITEMS.

     The Company has enclosed supplemental schedules detailing the components of prepaid expenses (and other current assets) as of June 30, 2004 and December 31, 2003.

63. SUPPLEMENTALLY SHOW US THE COMPONENTS OF ACCRUED LIABILITIES AS OF EACH BALANCE SHEET DATE. QUANTIFY SIGNIFICANT AMOUNTS AND UNLESS APPARENT, DESCRIBE THE BASES FOR SIGNIFICANT ITEMS.

     The Company has enclosed a supplemental schedule detailing the components of accrued liabilities as of June 30, 2004 and December 31, 2003.

64. AS A RELATED MATTER, WE SEE THE EMPLOYMENT AGREEMENT WITH MR. TIZABI. SHOW US THAT YOU HAVE MADE APPROPRIATE ACCRUALS FOR SALARIES DUE MR. TIZABI AND THAT AMOUNTS HAVE BEEN EXPENSED IN THE APPROPRIATE ACCOUNTING PERIODS. TELL US THE AMOUNT OF ACCRUED, UNPAID SALARY DUE MR. TIZABI AT EACH BALANCE SHEET DATE.

     The Company has enclosed a supplemental schedule detailing accruals for salaries due to Mr. Tizabi, including amounts of accrued and unpaid salary due Mr. Tizabi as of June 30, 2004 and December 31, 2003.

CONSOLIDATED STATEMENTS OF OPERATIONS - PAGE F-4

65. WE SEE THAT YOU RECENTLY UNVEILED A COMMERCIAL PROTOTYPE OF A PROPOSED PRODUCT AND THAT YOU APPARENTLY CONTINUE TO PROGRAM, TEST AND REFINE THAT PRODUCT. TELL US WHY THERE IS NO RESEARCH AND DEVELOPMENT EXPENSE IN 2004.

     All research and development costs have been charged to expense when incurred in accordance with FAS 2 "Accounting for Research and Development Costs." Pursuant to the Company's agreement with JPL, the Company was required to pay the entire estimated cost of $249,000 in advance of JPL beginning work. If the funds are depleted, the Company may be required to provide additional funding to JPL in advance of further work by JPL. To date, no additional funding has been paid or required. The Company has not accrued for any additional funding since none is anticipated.

66. WE SEE THE SETTLEMENT FOR DELINQUENT RENT RELATED TO THE FORMER DASIBI SUBSIDIARY. BASED ON THE GAIN RECORDED IN 2002, IT ALSO APPEARS THAT THE SUBSIDIARY'S LIABILITIES EXCEEDED ITS ASSETS AT THE TIME OF SALE. TELL US WHETHER YOU REMAIN CONTINGENTLY LIABLE ON ANY OTHER LIABILITIES RELATED TO THE FORMER DASIBI SUBSIDIARY. DESCRIBE THE NATURE AND EXTENT OF YOUR EXPOSURE. IF YOU BELIEVE THAT YOU HAVE NO CONTINUING EXPOSURE, SUPPORT YOUR POSITION SUPPLEMENTALLY AND IN DETAIL. SHOW US THAT YOUR FINANCIAL STATEMENTS APPROPRIATELY CONSIDER ANY POTENTIAL LIABILITIES. WE MAY HAVE FURTHER COMMENT.

     The Company's only other remaining contingent liability relating to Dasibi (other than the delinquent rent) is a loan by an unaffiliated third party of $250,000, which has been reflected in the Company's financial statements. This loan was due on June 30, 2002, and currently is in default. As of June 30, 2004, the Company owed $50,625 in interest on this note.

NOTE 1 - BUSINESS ACTIVITY - PAGE F-7

GOING CONCERN AND MANAGEMENT'S PLANS

67. EXPAND THIS NOTE TO ALSO ADDRESS THE NEEDS FOR AND EXPECTED SOURCES OF FUNDS TO SATISFY THE COMPANY'S CAPITAL REQUIREMENTS UNTIL POSITIVE CASH FLOWS BEGIN. MANAGEMENT'S PROJECTED TIMETABLE FOR THE ACTIONS PLANNED TO BRING YOUR PRODUCT TO MARKET SHOULD ALSO BE DISCUSSED.

     The Company has complied with the Staff's comment. Please refer to pages F-9 through F-11 of the Registration Statement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - PAGE F-9

REVENUE RECOGNITION

68. WE SEE THAT YOUR PRODUCT IS NOT READY FOR MARKET. ACCORDINGLY, THE BASES FOR THE REVENUE DISCLOSURE ARE NOT CLEAR. HOW DO YOU KNOW WHAT SALES TERMS THE MARKET WILL DEMAND? HOW DO YOU KNOW THAT THERE WILL NOT BE POST-SALE OBLIGATIONS OR OTHER FACTORS THAT RENDER "REVENUE AT SHIPMENT" INAPPROPRIATE FOR YOUR FINAL PRODUCT, IF AND WHEN AVAILABLE FOR SALE. PLEASE SUPPLEMENTALLY EXPLAIN THE BASES FOR THE DISCLOSURE.

     Based on the Company's experience as a pollution monitor manufacturer, we believe that disclosure regarding revenue recognition is appropriate. We do not anticipate significant changes in our accounting policies as a result of adjustments made to our products. However, at the time our product is available for sale, we will reevaluate our current revenue recognition policy and modify it as appropriate.

69. YOU STATE IN A PRESS RELEASE DATED MAY 6, 2004 THAT YOU SOLD SOME UNITS TO AN ITALIAN COMPANY. HOW DID YOU ACCOUNT FOR THIS SALE? WHAT DID YOU RECEIVE IN RETURN? WHAT WERE THE TERMS OF THE SALE? WHY ARE THERE NO REVENUES? HOW IS THE PRESS RELEASE DISCLOSURE CONSISTENT WITH YOUR DISCLOSED REVENUE POLICY? RESPOND SUPPLEMENTALLY.

     The article dated May 6, 2004, was not a press release issued by the Company. The article was written by an unrelated third party. That party was not retained or compensated by the Company. The article erroneously states that a "few units were sold to an Italian company." The Company has been in discussions with an Italian company regarding a potential distribution arrangement with regard to the Anthrax Smoke Detector. However, no sales of the device have been made and the Company has removed this article from its website.

STOCK-BASED COMPENSATION

70. EXPAND NOTE 2 TO MAKE FULL DISCLOSURE UNDER PARAGRAPH 2E TO FAS 148. THE DISCLOSURE INCLUDED IN NOTE 9 DOES NOT MEET THE REQUIREMENTS OF THE STANDARD WITH REGARD TO LOCATION OR INFORMATION CONTENT.

     The Company has complied with the Staff's comment. Please refer to page F-12 of the Registration Statement.

VALUATION OF THE COMPANY'S COMMON STOCK

71. TELL US WHY THE MODIFIED BLACK-SCHOLES EUROPEAN MODEL IS APPROPRIATE IN YOUR CIRCUMSTANCES. WE UNDERSTAND THAT THE MODIFIED BLACK-SCHOLES EUROPEAN MODEL ASSUMES THAT OPTIONS MAY NOT BE EXERCISED PRIOR TO EXPIRATION DATES. WHY IS THAT ASSUMPTION VALID IN YOUR CIRCUMSTANCES? PLEASE EXPLAIN SUPPLEMENTALLY. AFTER REVIEWING YOUR RESPONSE WE MAY HAVE ADDITIONAL COMMENTS.

     Management of the Company believes that the Modified Black-Scholes European Model is the appropriate method to value its stock based compensation. Historically, options and warrants typically are exercised just prior to expiration or are not exercised at all. In calculating the value, significant assumptions include that the exercise period is equal to the expiration period.

     European exercise terms dictate that the option can only be exercised on the expiration date. American exercise terms allow the option to be exercised at any time during the life of the option, making American options more valuable due to their greater flexibility. This limitation is not a major concern because very few options are ever exercised before the last few days of their life. This is true because when you exercise a call early, you forfeit the remaining time value on the options and collect the intrinsic value. Towards the end of the life of a call, the remaining time value is very small, but the intrinsic value is the same.

EARNINGS PER COMMON SHARE

72. FAS 128 HAS BEEN EFFECTIVE SINCE 1997. THE DISCLOSURE ABOUT HOW FAS 128 CHANGED PRIOR PRACTICE IS NO LONGER RELEVANT. PLEASE REVISE TO FOCUS SOLELY ON HOW THE COMPANY COMPUTES LOSS PER SHARE UNDER THE CURRENT GUIDANCE. ALSO MAKE THE QUANTIFIED DISCLOSURE REQUIRED BY PARAGRAPH 40C TO FAS 128.

     The Company has complied with the Staff's comment. Please refer to page F-12 of the Registration Statement.

FAIR VALUE OF FINANCIAL INSTRUMENTS

73. WE SEE THAT SOME OF YOUR DEBT WAS NOT REPAID AT MATURITY, THAT SOME OF YOUR DEBT IS DELINQUENT AND THAT YOU DISCLOSE ON PAGE 8 THAT FINANCIAL INSTITUTIONS HAVE BEEN UNWILLING TO LEND TO YOU IN RECENT PERIODS. WITH RESPECT TO YOUR DEBT, IT STRONGLY APPEARS THAT DISCLOSURE UNDER PARAGRAPH 14 TO FAS 107 MAY BE NECESSARY. REGARDLESS, IN LIGHT OF YOUR FINANCIAL CONDITION AND HISTORY OF DEFAULTS, THE BLANKET STATEMENT THAT THE CARRYING AMOUNT OF YOUR DEBT APPROXIMATES FAIR VALUE BECAUSE OF SHORT MATURITIES DOES NOT APPEAR APPROPRIATE. PLEASE REVISE AND ADVISE.

     Management of the Company believes that it is practicable to estimate the fair value of the notes payable, negating necessity for disclosure under paragraph 14 to FAS 107. Management believes that the carrying amount of the debt approximates fair value because of the short maturities of the notes payable. As consideration for the notes payable, the Company received cash and intends to repay the debt and related interest in cash, a readily measurable financial instrument. While the Company historically has been unable to repay certain of its debts timely, the intent always has been that notes payable would be paid pursuant to their terms. Management does not believe that it would be appropriate to disclose otherwise.

NOTE 3 - INVENTORIES - PAGE F-12

74. SUPPLEMENTALLY TELL US ABOUT THE FINISHED GOODS INVENTORY. DESCRIBE THE NATURE OF THE ITEMS AND PROVIDE AN AGING. SUPPORT SUPPLEMENTALLY AND IN DETAIL THAT THE CARRYING AMOUNT IS RECOVERABLE. THE LACK OF SALES ACTIVITY STRONGLY SUGGESTS THAT THE AMOUNT IS NOT RECOVERABLE. PROVIDE SUPPORT FOR YOU CONCLUSIONS ABOUT RECOVERABILITY.

     The Company maintained a limited finished goods inventory subsequent to the sale of its subsidiary, Dasibi Environmental Corp. Prior to and through the date of filing of the June 30, 2004 Form 10-QSB, management intended to incorporate the finished units into the completed prototypes of its Anthrax Smoke Detector. Management of the Company evaluates its assets quarterly and at such times as it determines that the value of an asset will not be realized, it records impairment. During the third quarter of 2004, Management determined that the finished units would best be used in research and development activities and reappropriated the entire finished goods inventory to research and development expense at that time.

NOTE 6 - NOTES PAYABLE - PAGE F-13

75. SUPPLEMENTALLY IDENTIFY THE CREDITOR FOR EACH BORROWING. SHOW US THAT NONE OF THESE ENTITIES SHOULD BE IDENTIFIED AS RELATED PARTIES.

     The Company has enclosed a supplemental schedule identifying creditors for each borrowing listed in Note 6. None are related parties. Note that related party notes payable have been disclosed separately in Note 5 to the financial statements.

NOTE 8 - STOCKHOLDERS' EQUITY - PAGE F-19

76.  PLEASE MAKE DISCLOSURE UNDER PARAGRAPH 48 TO FAS 123.

     The Company has complied with the Staff's comment. Please refer to page F-24 of the Registration Statement.

77. PLEASE MAKE FAIR VALUE DISCLOSURE UNDER PARAGRAPH 47B TO FAS 123 FOR EACH INCOME STATEMENT PERIOD.

     The Company has complied with the Staff's comment. Please refer to page F-25 of the Registration Statement.

78. SUPPLEMENTALLY IDENTIFY THE PARTIES TO WHOM YOU ISSUED 3 MILLION SHARES FOR CONSULTING SERVICES. ALSO PROVIDE US COPIES OF THE UNDERLYING AGREEMENTS.

     The Company has enclosed copies of consulting agreements with Investor Relations Services, Inc. and Summit Trading, Ltd. The Company issued 1,200,000 shares each to Investor Relations Services, Inc. and Summit Trading, Ltd. and 600,000 shares to Profit Earth, an affiliate of Investor Relations Services, Inc. and Summit Trading, Ltd. Profit Earth is providing a portion of the consulting services. None of these entities are related parties.

NOTE 9 - STOCK BASED COMPENSATION - PACE F-20

79. TELL US WHY THE FULL FAIR VALUE OF THE 6.8 MILLION OPTIONS IS EXPENSED UPFRONT IN YOUR PRO FORMA DISCLOSURE. TELL US (AND MAKE DISCLOSURE) ABOUT THE VESTING PROVISIONS OF THESE OPTIONS.

     The full fair value of the option to purchase 6,800,000 shares of the Company's common stock was recognized upon the date of grant for PRO FORMA disclosure purposes since the option was fully vested and immediately exercisable on the date of grant. The Company has revised its disclosure in response to the Staff's comment. Please refer to page F-25 of the Registration Statement.

NOTE 10 - COMMITMENTS AND CONTINGENCIES - PAGE F-21

80.  REVISE THE DISCUSSION UNDER "LEGAL JUDGMENT" TO ADD A CROSS-REFERENCE TO
     NOTE 14 REGARDING THE RESTATEMENT TO THE CORRECT AMOUNT FOR THIS LIABILITY.

     The Company has complied with the Staff's comment. Please refer to page F-26 of the Registration Statement.

81. PLEASE MAKE DISCLOSURE ABOUT ANY COMMITMENTS AND CONTINGENCIES RELATED TO THE CALTECH LICENSE AGREEMENT DATED SEPTEMBER 30, 2003. FOR INSTANCE, WHAT ARE THE LICENSE FEE REQUIREMENTS? SIGNIFICANT COMMITMENTS SHOULD ALSO BE DISCUSSED AND QUANTIFIED IN MD&A.

     The Company has complied with the Staff's comment. Please refer to page F-26 of the Registration Statement.

NOTE 12 - SALE OF SUBSIDIARY AND DISCONTINUED OPERATIONS - PAGE 21

82. SUPPLEMENTALLY PROVIDE THE STAFF WITH THE CALCULATION FOR THE $1,490,553 RECORDED AS THE GAIN ON SALE OF DASIBI.

     The Company has enclosed a supplemental schedule with the calculation for the $1,490,553 gain on the sale of Dasibi.

NOTE 13 - RELATED PARTY TRANSACTIONS - PAGE 22

83. PLEASE UPDATE THE LAST PARAGRAPH OF NOTE 13. WHAT IS THE STATUS OF THE SUB-LEASE AGREEMENT?

     The Company has complied with the Staff's comment. Please refer to page F-28 of the Registration Statement.

84. WE SEE THE SIGNIFICANCE OF TRANSACTIONS WITH ENTITIES RELATED TO YOUR PRESIDENT AND CEO. IN LIGHT OF THE MATERIALITY, YOU SHOULD REVISE TO IDENTIFY THE RELATED PARTIES BY NAME (FOR INSTANCE, ASTOR CAPITAL, INC.). ALSO DISCLOSE THE EXTENT OF THE EQUITY INTEREST (FOR INSTANCE, WE SEE THE MR. TIZABI IS A 50% OWNER OF ASTOR CAPITAL, INC.) AND WHETHER ANY OF YOUR EMPLOYEES/DIRECTORS ARE ALSO EMPLOYEES, OFFICERS OR DIRECTORS OF THE RELATED ENTITIES. ALSO RESPOND SUPPLEMENTALLY.

     The Company has complied with the Staff's comment. Please refer to page F-28 of the Registration Statement. The Company also has attached a supplementary schedule for further information regarding employees in common with related party entities.

85. WE SEE THAT YOU ALSO PAID PLACEMENT FEES TO RELATED PARTIES IN EACH PERIOD. PLEASE EXPAND NOTE 13 TO INCLUDE DISCLOSURE ABOUT ALL RELATED PARTY TRANSACTIONS.

     The Company has complied with the Staff's comment. Please refer to page F-28 of the Registration Statement.

EXHIBITS

86.  PLEASE ENSURE THAT YOU HAVE FILED ALL YOUR EXHIBITS, INCLUDING:

     o    ANY CREDIT OR LOAN AGREEMENTS;

     o THE STOCK PURCHASE AGREEMENT FOR THE PURCHASE OF SHARES BY THE SELLING SHAREHOLDERS, IF ANY

     o    THE REGISTRATION RIGHTS AGREEMENT WITH THE SELLING SHAREHOLDERS;

     o    THE AGREEMENT WITH MEYERS & ASSOCIATES AS PLACEMENT AGENT;

     o    THE WARRANTS ISSUED TO THE SELLING SHAREHOLDERS; AND

     o    YOUR AGREEMENT WITH RUTGERS UNIVERSITY.

     The Company has complied with the Staff's comment. Please refer to Exhibits Nos. 10.7-10.12 to the Registration Statement.

ACCOUNTANT'S CONSENT

87. PROVIDE A CURRENTLY DATED AND SIGNED CONSENT OF INDEPENDENT ACCOUNTANTS WITH ANY AMENDMENTS.

     The Company has complied with the Staff's comment. Please refer to Exhibit No. 23.2 of the Registration Statement.

     If you have questions or require any additional information or documents, please do not hesitate to contact me at (310) 728-3289.

                                                   Very truly yours,



                                                   /s/ Afshin Hakim
                                                   -----------------------------
                                                   Afshin Hakim